March 30, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jeff Kauten

Re:	eXp Realty International Corporation
Preliminary Information Statement on Schedule 14C
Filed March 13, 2015
File No. 000-55300

Dear Mr. Kauten:

eXp Realty International Corporation (the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated March 19, 2015 regarding the above referenced document. The Staff’s comments, indicated in bold, are followed by the Company’s responses.

1.	Please revise to provide the information required by Item 402 of Regulation S-K. Refer to Item 8 of Schedule 14A, which applies to you per Item 1 of Schedule 14C.

Response #1

We have filed an amendment to the Preliminary Information Statement to include the information required by Item 402 of Regulation S-K. Please refer to the new section in the amended Information Statement captioned “Executive Compensation.”

2.	It appears that you have not provided the disclosure required under Item 10(a)(2) of Schedule 14A, which applies to you per Item 1 of Schedule 14C. If you have current plans to make awards under the 2015 Equity Incentive Plan, please amend your information statement to provide the required disclosure. If you are unable to provide this disclosure because the benefits or amounts are discretionary or cannot be determined at this time, please include a statement to this effect.

Response #2

The issuer is unable to provide the referenced disclosure because the amounts are discretionary and have not been determined at this time. Please see the revised disclosure under the caption “Plan Benefits” in the amended Information Statement.

* * * * * *

Securities and Exchange Commission

Attention: Jeff Kauten

March 30, 2015

Per your request, in providing this response the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions or comments, please contact the undersigned’s corporate counsel, Lance McKinlay of Wilson & Oskam LLP, at (949) 596-7995.

Sincerely,

/s/Glenn Sanford

Glenn Sanford

Chief Executive Officer, eXp Realty International Corporation

cc:	Lance A. McKinlay
Senior Attorney, Wilson & Oskam LLP